Item 77K

August 26, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Dear Commissioner:

KPMG LLP was previously the principal accountants for the Tax-Free Trust of Arizona (the Trust). On July 27, 2005 KPMG LLP declined to stand for reelection and Tait, Weller and Baker was engaged as the principal accountants to audit the Trust's financial statements for the fiscal year of 2006. The decision was made by the Audit Committee of the Board of Trustees.

The audit reports of KPMG LLP on the Trust's financial statements as of and for the years ended June 30, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the two fiscal years ended June 30, 2005 and 2004 and the subsequent interim period through August 26, 2005, there were: (1) no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) no reportable events enumerated in Item 304(a)(i)(v) of Regulation S-K.

At no time during the years ended June 30, 2005 and 2004 and through August 26, 2005 did the Trust consult Tait, Weller and Baker regarding either
(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The response letter from KPMG LLP is attached as Exhibit 77K to this Form N-
SAR.

Sincerely,

/s/Joseph P. DiMaggio
----------------------
 Joseph P. DiMaggio
Chief Financial Officer and Treasurer


August 26, 2005

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for the Tax-Free Trust of Arizona (the Trust) and, under the date of August 12, 2005, we reported on the financial statements and financial highlights of the Trust as of June 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On July 27, 2005, we declined to stand for reelection. We have read the Trust's statements included under Item 77K of its Form N-SAR dated August 26
2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Trust's statements that the change was decided by the Audit Committee of the Board of Trustees and their statements in the fourth paragragh related to Tait, Weller and Baker.


Very truly yours,


/s/  KPMG LLP
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KPMG LLP